Mail Stop 4561

March 10, 2009

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Re: The Goldman Sachs Group, Inc.
Form 10-K for the year ended November 30, 2007
Filed January 29, 2008
Form 10-Q for the quarter ended May 30, 2008
Filed July 7, 2008
Form 10-Q for the quarter ended August 29, 2008
Filed October 8, 2008
File No. 001-14965

Dear Mr. Viniar:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief